EXHIBIT 3.1

ARTICLES OF AMENDMENT TO ARTICLES INCORPORATION OF DYNAMIC HEALTH PRODUCTS, INC.	FILED 03 JUL 30 PH 1:03 SECRETARY OF STATE TALLAHASSEE, FLORIDA EFFECTIVE DATE 08/01/03

1. The name of the corporation is Dynamic Health Products, Inc.

2. On July 29, 2003, the Board of Directors of the Corporation took action by unanimous written consent to effect of four-for-one forward split of outstanding shares of common stock, with a record date of August 1, 2003. Shareholder approval was not required.

3. This amendment to the articles of incorporation does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.

4. The shares effected by the division are the 3,082,875 shares of common stock issued and outstanding as of the date hereof and as of the record date. After the division is effected, the Corporation shall have 12,331,500 shares of common stock issued and outstanding.

5. Article III of the Articles of Incorporation is hereby amended to add the following:

“The number of outstanding shares of the corporation’s common stock shall be divided on a four-for-one basis, on the record date of August 1, 2003.”

6. The division of the outstanding shares of common stock shall be effective as of the close of business on August 1, 2003.

Signed this 29th day of July, 2003.

DYNAMIC HEALTH PRODUCTS, INC.

By:	/s/ Mandeep K. Taneja

Mandeep K. Taneja, CEO